UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2012

Commission File Number 0-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On April 25, 2012, Teva Pharmaceutical Industries Limited (“Teva”) consummated, through its special purpose finance subsidiary, Teva Pharmaceutical Finance V B.V. (the “Issuer”), its previously announced offering of an aggregate of CHF 450,000,000 of 1.5 per cent Notes due 2018 (the “Notes”). The Notes are irrevocably and unconditionally guaranteed by Teva pursuant to the terms of a Guarantee dated as of April 25, 2012 (the “Guarantee”). The Notes were sold to non-U.S. persons outside the United States in accordance with Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The Notes have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the benefit or account of, U.S. persons absent registration or an exemption from registration under the U.S. Securities Act. Net proceeds to the Issuer from the offering were approximately CHF 447.6 million, after deducting managers’ discounts and estimated offering expenses payable by Teva and the Issuer.

The relevant terms of the Notes are set forth in the Permanent Global Certificate and the related Terms of the Notes, included as Exhibit 4.1 hereto, and incorporated herein by reference. The Guarantee is attached hereto as Exhibit 4.2, and incorporated herein by reference.

The descriptions of the Notes and the Guarantee in this report are summaries and are qualified in their entirety by the Permanent Global Certificate and the Terms of the Notes and the Guarantee, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By:	/s/ Eyal Desheh
Name:	Eyal Desheh
Title:	Chief Financial Officer

Date: April 25, 2012

EXHIBITS

4.1	Permanent Global Certificate, dated as of April 25, 2012 and the Terms of the CHF 450,000,000 1.5 per cent Notes due 2018.

4.2	Guarantee, dated as of April 25, 2012, by Teva Pharmaceutical Industries Limited.